April 5, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, D.C.  20549-3628
Attn:  Mr. Jay Webb, Accounting Reviewer

Re:          Intel Corporation
Form 10-K for the year ended December 26, 2009
Filed February 22, 2010
File No. 000--6217

Dear Mr. Webb:

We have received your comment letter dated March 31, 2010, and the following information responds to your inquiries.  For your ease of reference, we have included your comment below.

Form 10-K for the Fiscal Year Ended December 26, 2009
Exhibits 31.1 and 31.2

 Your Comment:

1.
We note that the certifications provided in Exhibits 31.1 and 31.2 contain extraneous language at the top of the page beyond that which is set forth in Item 601(b)(31) of Regulation S-K.  In future filings, please provide certifications that do not include the extraneous language.

Response to Your Comment:

The additional language cross-references where in the attached report certain disclosures referred to in the certifications appear.  We have included that additional language on the certification page to aid the reader in understanding the connection between Item 9A and the certification sections relating to internal control.  The additional language does not change the wording of the certification and is clearly separated from the required certification language.  However, we advise the staff that in future filings we will not include the additional language referenced in your comment.

**********

As requested by the staff, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 26, 2009;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to your comments, and where indicated above, will be revising the disclosure in our future filings.  If you have further comments that you would like to have addressed, please let us know.  If you have any questions, you may contact Terri Remillard at (408) 765-4747 or Ronald Mueller at Gibson, Dunn & Crutcher, at (202) 955-8671.

Very truly yours,

/s/ Stacy Smith
__________________________________
Stacy Smith
Senior Vice President and Chief Financial Officer
Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Cary Klafter, Vice President, Legal and Corporate Affairs, and Corporate Secretary

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA  95052
www.intel.com